UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_____________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

BIOLARGO, INC.
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Full Name of Registrant

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Former Name if Applicable

16150 HERON AVENUE
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Address of Principal Executive
Office (Street and Number)

LA MIRADA, CA 90638
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution  report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Registrant (“BioLargo”, or “we”) is unable to file its report on Form 10-K without undue burden or expense to the Registrant primarily because of its small size and limited resources.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact to this notification

John R. Browning, Esq.	949	234-6266
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                   [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that our revenues from operations during the year ended December 31, 2011, will be $156,189, compared with $156,761 in revenues from operations during the year ended December 31, 2010. Of these amounts, $115,500 and $7,500, respectively, are comprised of the recognition of deferred revenue related to a license transaction, and $40,689 and $149,261, respectively, relate to product revenue. We anticipate that our cost of goods sold during the year ended December 31, 2011 will be $44,756 (110% of product revenues), compared with $125,484 (84% of product revenue) in cost of goods sold during the year ended December 31, 2010. We anticipate that our Selling, General and Administrative expenses will be $3,165,201 for the year ended December 31, 2011, compared to $4,119,728 for the year ended December 31, 2010, an decrease of $954,527 related primarily to a decrease in non-cash expenses.

With the evolution of the relationship with our master distribution partner Horn (formerly the E.T. Horn Company) such that Horn is purchasing product from us and stocking inventory that we may draw on to make sales to our other customers, in 2011 we began categorizing product sales to Horn as “deferred revenue” on our Balance Sheet. Once sales are made to other distributors, retailers, or consumers, by either Horn, or us, such amounts are included as product revenue on our Income Statement. The decrease of product revenue in 2011 as compared with 2010 is related in part to this change, and in part to the focus of our efforts on product development and sales and licensing in other areas.

We anticipate that interest expense will decrease to $793,862 for the year ended December 31, 2011, compared to $1,667,555 for the year ended December 31, 2010. The decrease is due in part to the full payment of outstanding convertible notes issued in three prior securities offerings. The decrease is also due to less amortization expense related to the fair value of the warrants issued in connection with our convertible debt.

We anticipate that our net loss for the year ended December 31, 2011 will be $3,954,389, compared to a net loss for the year ended December 31, 2010 of $5,742,341. The decrease in net loss for the year ended December 31, 2011 is primarily attributable to the reduction in Selling, General and Administrative expenses, and the reduction of interest expense.

 Our total cash and cash equivalents was $128,498 at December 31, 2011, and we generated revenues of $156,189 in the year ended December 31, 2011, which amount was not sufficient to fund our operations. During the year ended December 31, 2011, we received gross proceeds of $1,443,493 pursuant to our private securities offerings. Since December 31, 2011, we have received gross proceeds of $464,500 in our private securities offering. We incurred negative cash flow from operating activities of $1,716,324 for the year ended December 31, 2011, and had negative working capital of $1,935,767 as of December 31, 2011. We did not have enough cash or source of capital to pay our accounts payable and expenses as they arose during 2011, and relied on the issuance of stock options and common stock, as well as extended payment terms with our vendors, to continue to operate.

BIOLARGO, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2012	By:	/s/ Dennis P. Calvert
Name: Dennis P. Calvert
Title: President and C.E.O.